FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
420 Lexington Avenue, Suite 1718
New York, NY 10170

July 16, 2014

CORRESP - VIA EDGAR

United States Securities and
Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:          Form S-3 Registration Statement
SEC File No. 333-195659
Withdrawal of Acceleration Request

Ladies and Gentlemen:

The undersigned issuer hereby requests withdrawal, as soon as is practicable, of its request for acceleration of the effective date of its registration statement on Form S-3/A  (SEC File No. 333-195659) which request for acceleration was both initially filed and thereafter amended on July 14, 2014.

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.

By:	/s/ Gordon Hutchins, Jr.
Gordon Hutchins, Jr.
President and Chief Operating Officer